Ex. 12

Hudson Pacific Properties, Inc.
Computation of Ratios of Earnings to Fixed Charges for the years ended December 31, 2010, 2009, 2008, 2007

	Consolidated Year Ended	Historical Combined Year Ended
	2010	2009	2008	2007
Fixed charges
Interest	$8,996	$9,336	$13,083	$7,171
Interest within rental expense	44	16	16	6
Fixed charges	$9,040	$9,352	$13,099	$7,177

Earnings:
Net income (loss)	$(2,682)	$(644)	$(2,622)	$(4,014)
Add: Fixed Charges	9,040	9,352	13,099	7,177
Less: Capitalized interest	(165)	(544)	(1,054)	(1,075)
Add: Amortization of capitalized interest	71	55	55	—
Earnings	$6,264	$8,219	$9,478	$2,088

Preferred Dividends:
Series A Preferred Dividends	$389	$—	$—	$—
Series B Preferred Dividends	427	—	—	—
Preferred Dividends	$816	$—	$—	$—

Ratio of Earnings to Fixed Charges	0.69 x	0.88 x	0.72 x	0.29 x
Ratio of Earnings to Fixed Charges and Preferred Dividends	0.64 x	0.88 x	0.72 x	0.29 x